RIVERFRONT LONG-TERM GROWTH FUND

September 1, 2010

Dear Shareholder,

Our records indicate we have not yet received your vote on the proposal that affects the RiverFront Long-Term Growth Fund for the Special Meeting of Shareholders to be held on September 17, 2010.  If you have voted your proxy recently, thank you.  If not, we ask you to vote today.

It is extremely important that you vote no matter what the size of your investment.  If we do not receive your vote soon, we may need to contact you again.

Please vote today! If you have received more than one proxy card in this envelope, please vote each one, as your shares in each of your accounts must be voted separately.

It is easy to vote:

•

By telephone.  Please call the number on your proxy card and follow the simple instructions.  Have your proxy card handy as a reference.

•

By Internet.  Please go to the Internet address located on the enclosed proxy card and follow the on-line instructions.  Have your proxy card handy as a reference.

Thank you!